RELIANCE Infrastructure
Anil Dhirubhai Ambani Group



10016467

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 15, 2010

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated October 15, 2010, enclosing Certificate of Reconciliation of Share Capital Audit of the Company for the quarter ended September 30, 2010.

Copies of the above letters are enclosed herewith for information and record.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above



Tel: +91 22 66729999
Fax: +91 22 66729777
www.bdoindia.co.in

201, Leela Business Park,
Andheri Kurla Road, Andheri (E)
Mumbai 400059, India

The Board of Directors
Reliance Infrastructure Limited
Reliance Energy Centre
Santacruz (E)
Mumbai - 400 055

RECONCILIATION OF SHARE CAPITAL AUDIT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. Reliance Infrastructure Limited (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents, M/s. Karvy Computershare Pvt. Limited, for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	September 30, 2010
2	ISIN	INE036A01016
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Infrastructure Limited
5	Registered Office Address	Reliance Energy Centre, Santacruz (E), Mumbai-400055
6	Correspondence Address	Reliance Energy Centre, Santacruz (E), Mumbai-400055
7	Telephone & Fax Nos.	Tel. No.: 022 - 3009 9311 Fax No.: 022 - 3009 9763
8	Email address	[illegible]
9	Names of the Stock Exchanges where the company's securities are listed (as per annual report)	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	24,72,72,327	100.00
11	Listed Capital (Exchange - wise) *(as per company records)*	24,48,70,262	99.03
12	Held in dematerialised form in CDSL	64,59,573	2.64
13	Held in dematerialised form in NSDL	23,21,69,526	94.81
14	Physical	62,41,163	2.55
15	Total No. of Shares (12+13+14)	24,48,70,262	100.00

BDO

16 Reasons for difference if any, between:

a) (10&11):	Allotment of 97,954 shares was kept in abeyance and 17,101 Shares were forfeited. 2,287,010 shares issued on preferential basis were not subscribed.
b) (10&15):	Allotment of 97,954 shares was kept in abeyance and 17,101 Shares were forfeited. 2,287,010 shares issued on preferential basis were not subscribed.
c) (11&15):	

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below : N/A

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	9	125	Delay in receipt of Physical DRFs & Share Certificates from DP.
	17	408	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	26	533	



22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. Ramesh Shenoy Tel. No.: 022 - 3009 9311 Fax. No.: 022 - 3009 9763
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	Haribhakti & Co. Chartered Accountants 42, Free Press House, 215, Nariman Point, Mumbai - 400 021 Tel.: 022 6639 1101 Fax.: 022 2285 6237 Firm Regn No. 103523W
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Private Limited Madhura Estates, Municipal no: 1-9/13/C, Plot no: 13 & 13 C, Survey no. 74 & 75, Madhapur Village, Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

For Haribhakti & Co.
Chartered Accountants

HUZEIFA UNWALA
Partner
M. No.: 105711

Place: Mumbai
Date : 13-10-2010